Via EDGAR

January 31, 2013

Mr. Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Glacier Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for Fiscal Quarter ended September 30, 2012
Filed November 8, 2012
File No. 000-18911
Dear Mr. Pande:
Consistent with a telephone conversation with Mr. John A. Spitz, Staff Accountant, Glacier Bancorp, Inc. hereby requests a further extension of time to respond on or before February 5, 2013 to the Staff's comment letter dated December 21, 2012. The additional time is necessary in order to provide a complete and comprehensive response to the Staff's comments.
If this request is acceptable to you, we would appreciate your favorable response. Thank you in advance for your consideration of this request.

Very truly yours,

Glacier Bancorp, Inc.

/s/ Ron J. Copher

Ron J. Copher
Executive Vice President and Chief Financial Officer

CC:    Mr. John A. Spitz, Staff Accountant